Exhibit 99.1

Volvo: Renault Trucks Signs Agreement in Principle with Nissan Concerning New  Light Truck

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 17, 2006--AB Volvo's (STO:VOLVA)(STO:VOLVB)(NASDAQ:VOLVF)(NASDAQ:VOLVY) subsidiary Renault Trucks has entered into an agreement in principle with Nissan Motor Co., Ltd concerning the sales and marketing of a new light truck. The new truck, which will be manufactured by Nissan and sold under the
Renault brand identity, will supplement Renault Trucks' existing offer of light trucks.

In accordance with the agreement, the new truck will be sold via Renault Trucks' dealers. It will be based on the same platform as that to be used for the next generation Nissan Cabstar and Atlas. The new truck will complement Renault Trucks' current light vehicle offer, the Renault Master and Renault Mascott, and deliveries are scheduled to commence during the first half of 2007.

February 17, 2006

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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